Exhibit 11
Statements Re: Computation Of Per Share Earnings

	Three months ended March 31,
Dollars in millions except per share data	2007	2006

Numerator:
Net income—basic and diluted	$194	$552

Denominator:
Weighted-average common shares outstanding	172,648,988	174,178,090
Effect of stock options and nonvested shares	1,625,169	1,949,314

Adjusted weighted-average shares	174,274,157	176,127,404

Earnings per share:
Basic	$1.12	$3.17
Diluted	1.11	3.13
Anti-Dilutive Securities
Certain option shares were not included in the computation of diluted earnings per share for the three-month period ended March 31, 2007 and 2006, since inclusion of these option shares would have anti-dilutive effects.

	Three months ended March 31,
	2007	2006

Number of anti-dilutive nonvested shares	201,575	—
Number of anti-dilutive option shares	2,559,027	2,822,259
Exercise price range of anti-dilutive option shares	$41.62 - 45.26	$41.62-45.26
Cincinnati Financial Corporation
Form 10-Q for the quarter ended March 31, 2007

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